Special Meeting of Shareholders

A Special Meeting of shareholders of the Pacific Capital Growth and Income Fund (the "Fund") was held on May 8, 2003 at 60 State Street, Suite 1300, Boston, Massachusetts 02109, for the purpose of seeking approval to change the fundamental investment objectives of the Fund to make long term capital appreciation the primary objective and current income the secondary objective
(the "Proposal"). As of the record date, there were 14,998,681.950 shares of the Fund outstanding and entitled to vote at the Special Meeting. A majority of the outstanding voting shares of the Fund approved the Proposal by the following votes:

For: 12,078,761.069
Against: 60,671.128
Abstain: 17,549.249